EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiaries and Names Under Which Subsidiaries Do Business	Jurisdiction of Incorporation

inTEST Limited	England
inTEST Kabushiki Kaisha	Japan
inTEST PTE, Ltd.	Singapore
inTEST GmbH*	Germany
inTEST Investments, Inc.	Delaware
inTEST IP Corp.	Delaware
inTEST Licensing Corp.	Delaware
inTEST Sunnyvale Corp.	Delaware
Temptronic Corporation	Delaware

*  Commenced operations in August, 2000.